Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: GGP Inc.

(Commission File No. 001-34948)

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS ISSUES REMINDER TO GGP COMMON

SHAREHOLDERS TO MAKE AND SUBMIT ELECTIONS FOR CASH AND EQUITY

PREFERENCES BEFORE AUGUST 21 DEADLINE

Brookfield, News – August 15, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) (“BPY”) today issued a reminder to GGP Inc. (NYSE: GGP) (“GGP”) common shareholders to make elections for their preferred form of the special dividend to be issued in connection with BPY’s acquisition of GGP prior to the election deadline of 5:00 p.m. (Eastern Time) on August 21, 2018.

GGP common shareholders of record as of the end of trading on the New York Stock Exchange (“NYSE”) on July 27, 2018 (“shareholders of record”) are eligible to make this election and registered shareholders have previously been mailed an election form. Shareholders of record who hold GGP shares in “street name” through a bank, brokerage firm or other nominee (a “nominee”), should instruct such nominee what election to make on your behalf by carefully following the instructions provided by your nominee. It is important to note that you may be subject to an earlier deadline by your nominee for making your elections. An election will not be made on your behalf absent your instructions.

IT IS STRONGLY RECOMMENDED THAT SHAREHOLDERS OF RECORD MAKE TWO (2) ELECTIONS:

(1)	An election to receive cash and/or equity (Section A of the Election Form), and

(2)

A further election of the type of equity dividend (either BPY limited partnership units (“BPY units”) or class A stock of Brookfield Property REIT Inc. (“BPR”). We note that even if a GGP shareholder makes a cash election, such shareholder will receive equity in the event of proration due to an oversubscription of available cash, which is expected (Section B of the Election Form).

Shareholders of record who do not properly complete and submit an election form, or give the requisite instructions to their nominee, prior to the applicable deadline will receive the default election, which is cash and BPY units in the event of proration. Therefore, any shareholder of record who wishes to receive any portion of their dividend in BPR class A stock must make an election in both Section A and Section B as described above. Any shareholder who does not make an election, does not properly submit their election or give the requisite instructions to their nominee prior to the applicable deadline, will not receive BPR class A stock. In addition, if 10% or less of the equity election is for BPR class A stock, no BPR class A stock will be issued and all of the equity issued in the transaction will be BPY units.

Only shareholders of record are eligible to make an election. Any person who has purchased GGP shares after the record date is a non-electing shareholder and will receive the default election dividend of cash and BPY units in the event of proration, which is expected.

Any GGP shareholder who has any questions regarding the election form or related matters, or requires additional copies of the necessary documents to submit a properly completed election form, may contact D.F. King & Co. Inc. in its capacity as Information Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 290-6424

Email: GGP@dfking.com

Please carefully follow the instructions in the election form and return a properly completed election form prior to the deadline to the Exchange Agent, American Stock Transfer & Trust Company, LLC:

If delivering by mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, NY 10272-2042

If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, NY 11219

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners’ investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018 and as amended on June 25, 2018, among BPY, Goldfinch Merger Sub Corp. and GGP (as may be further amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No.: 333-224594) that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 (File No.: 333-224593) that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements filed by BPY and GGP were declared effective by the SEC on June 26, 2018 and GGP has mailed the GGP proxy statement/prospectus in definitive form to its stockholders of record as of the close of business on June 22, 2018. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at http://bpy.brookfield.com, and may obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into its own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.